AIR T, INC.

5930 Balsom Ridge Road

Denver, North Carolina 28037

June 5, 2019

TRANSMITTED VIA EDGAR

Justin Dobbie

Legal Branch Chief

Division of Corporation Finance, Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:         Air T, Inc. (the “Company”)

Registration Statement on Form S-1, filed November 20, 2018, as amended by Amendment No. 1 filed January 22, 2019, Amendment No. 2 filed May 28, 2019 and Amendment No. 3 filed June 4, 2019 (as amended, the “Registration Statement”)

Registration Nos. 333-228485 and 333-228485-01

Dear Mr. Dobbie:

The undersigned respectfully requests that the Registration Statement be declared effective at 5:30 p.m., Washington, D.C. time, on June 7, 2019, or as soon thereafter as is practicable.

If you have any questions about this request, please contact Martin R. Rosenbaum of Maslon LLP, counsel to the Company. The Company authorizes Mr. Rosenbaum to orally modify or withdraw this request for acceleration.

Sincerely,

AIR T, INC.

By:	/s/ Nick Swenson
Nick Swenson, Chief Executive Officer